February 28, 2008	Carolyn Liu-Hartman 617-951-7083 carolyn.liu-hartman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)
(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 8 under the Securities Act and Amendment No. 15 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, relating to 19 new series.

Should you have any comments or questions, please do not hesitate to contact me at (617) 951-7083.

Sincerely,

/s/ CAROLYN LIU-HARTMAN

Carolyn Liu-Hartman

Cc:	Barry Pershkow
Rajib Chanda
Mary Beth Constantino